Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169533

COLE CREDIT PROPERTY TRUST IV, INC.
SUPPLEMENT NO. 6 DATED JUNE 26, 2013
TO THE PROSPECTUS DATED MAY 1, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust IV, Inc. dated May 1, 2013, Supplement No. 1 dated May 1, 2013, Supplement No. 2 dated May 9, 2013, Supplement No. 3 dated May 17, 2013, Supplement No. 4 dated June 3, 2013 and Supplement No. 5 dated June 11, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust IV, Inc.; and
(2)	financial information relating to our acquisition of a multi-tenant retail property located in San Jose, California.
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on January 26, 2012. Of these shares, we are offering up to 250,000,000 shares in a primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan. As of June 25, 2013, we had accepted investors’ subscriptions for, and issued, approximately 66.3 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $661.7 million.
We will offer shares of our common stock pursuant to the offering until January 26, 2014, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering in the offering have not been sold by January 26, 2014, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

Financial Information

The prospectus is supplemented to add the following financial data, which was filed with the Securities and Exchange Commission in an amended current report on Form 8-K/A on June 26, 2013.

(a) Financial Statements of the Property Acquired
Page
Overview	F-2

Report of Independent Registered Public Accounting Firm	F-3

Statements of Revenues and Certain Operating Expenses for the Three Months Ended March 31, 2013 (Unaudited) and the Year Ended December 31, 2012	F-4

Notes to the Statements of Revenues and Certain Operating Expenses for the Three Months Ended March 31, 2013 (Unaudited) and the Year Ended December 31, 2012	F-5

(b) Pro Forma Financial Information

Pro Forma Condensed Consolidated Balance Sheet (Unaudited) as of March 31, 2013	F-7

Pro Forma Condensed Consolidated Statement of Operations (Unaudited) for the Three Months Ended March 31, 2013	F-8

Pro Forma Condensed Consolidated Statement of Operations (Unaudited) for the Year Ended December 31, 2012	F-9

Notes to Pro Forma Condensed Consolidated Financial Statements (Unaudited)	F-10

Overview

On April 15, 2013, we acquired an approximately 510,000 square foot multi-tenant retail property located in San Jose, California (MT San Jose CA or the Property). The Property was constructed in 2008 and is 95% leased.
The purchase price of the Property was $203.1 million, exclusive of closing costs. The acquisition was funded with a combination of proceeds from the Company’s equity offering, a note payable of $123.0 million and other available borrowings.
In evaluating the Property as a potential acquisition, including the determination of an appropriate purchase price, we considered a variety of factors, including the condition and financial performance of the Property; the terms of the existing lease and the creditworthiness of the tenant; Property location, visibility and access; age of the Property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; and neighborhood growth patterns and economic conditions.
After reasonable inquiry, other than the factors discussed above, we are not aware of any material factors relating to the Property that would cause the reported financial information not to be necessarily indicative of future operating results.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Cole Credit Property Trust IV, Inc.
Phoenix, Arizona

We have audited the accompanying Statement of Revenues and Certain Operating Expenses (the “Historical Summary”) of MT San Jose CA (the “Property”) for the year ended December 31, 2012. The Historical Summary is the responsibility of Cole Credit Property Trust IV, Inc.’s management.  Our responsibility is to express an opinion on the Historical Summary based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summary is free of material misstatement. The Property is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as it relates to the Historical Summary. An audit includes consideration of internal control over financial reporting as it relates to the Historical Summary as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Property’s internal control over financial reporting as it relates to the Historical Summary. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Summary, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Historical Summary. We believe that our audit provides a reasonable basis for our opinion.
The accompanying Historical Summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in a Current Report on Form 8-K/A of Cole Credit Property Trust IV, Inc.) as discussed in Note 1 to the Historical Summary and is not intended to be a complete presentation of the Property’s revenues and expenses.
In our opinion, such Historical Summary presents fairly, in all material respects, the revenues and certain operating expenses of the Property discussed in Note 1 to the Historical Summary for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Phoenix, Arizona
June 26, 2013

MT SAN JOSE CA
STATEMENTS OF REVENUES AND CERTAIN OPERATING EXPENSES
For the Three Months Ended March 31, 2013 (Unaudited) and the
Year Ended December 31, 2012
(in thousands)

	Three Months Ended March 31, 2013 (Unaudited)	Year Ended December 31, 2012
Revenues:
Rental revenue	$3,951	$16,052
Reimbursement revenue	1,373	4,109
Total revenues	5,324	20,161

Certain operating expenses:
Utilities, repairs and maintenance expenses	500	2,127
Real estate taxes and insurance expenses	616	2,613
Total certain operating expenses	1,116	4,740
Revenues in excess of certain operating expenses	$4,208	$15,421

See accompanying notes to statements of revenues and certain operating expenses.

MT SAN JOSE CA
NOTES TO THE STATEMENTS OF REVENUES AND CERTAIN OPERATING EXPENSES
For the Three Months Ended March 31, 2013 (Unaudited) and the
Year Ended December 31, 2012

NOTE 1 – BASIS OF PRESENTATION
On April 15, 2013, Cole Credit Property Trust IV, Inc. (the Company) acquired an approximately 510,000 square foot retail property located in San Jose, California (MT San Jose CA or the Property). The Property was constructed in 2008 and is 95% leased.
The statements of revenues and certain operating expenses (the Historical Summary) have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (the SEC) for inclusion in a Current Report on Form 8-K/A of the Company, and with the provisions of Rule 3-14 of Regulation S-X, which require certain information with respect to acquired real estate operations to be included with certain filings with the SEC. The Historical Summary includes the historical revenues and certain operating expenses of the Property, exclusive of items which may not be comparable to the proposed future operations of the Property subsequent to its acquisition by the Company. Material amounts that would not be directly attributable to future operating results of the Property are excluded, and the financial statements are not intended to be a complete presentation of the Property’s revenues and expenses. Items excluded consist primarily of management fees, landlord expenses, mortgage interest and depreciation and amortization.
The Historical Summary for the three months ended March 31, 2013 is unaudited. In the opinion of management, the unaudited interim period includes all adjustments, which are of normal and recurring nature, necessary for a fair and consistent presentation of the Property’s results of operations. The results of operations for the unaudited interim period presented are not necessarily indicative of full year results of operations.
In the preparation of the accompanying Historical Summary, subsequent events were evaluated through June 26, 2013, the date the Historical Summary was issued.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Revenue Recognition
Tenant leases in-place for the Property are accounted for as operating leases and minimum rental income is recognized on a straight-line basis over the remaining term of the respective leases for the three months ended March 31, 2013 and the year ended December 31, 2012. Expected reimbursements for recoverable real estate taxes and operating expenses are included in reimbursement revenue in the period when such costs are incurred.
Repairs and Maintenance
Expenditures for repairs and maintenance are expensed as incurred.
Use of Estimates
The preparation of the Historical Summary in conformity with accounting principles generally accepted in the United States of America (GAAP) requires the Company’s management to make estimates and assumptions that affect the reported amounts of revenues and certain operating expenses during the reporting period. Actual results could differ from those estimates.

MT SAN JOSE CA
NOTES TO THE STATEMENTS OF REVENUES AND CERTAIN OPERATING EXPENSES - (continued)
For the Three Months Ended March 31, 2013 (Unaudited) and the
Year Ended December 31, 2012

NOTE 3 – LEASES
Tenant leases have initial terms ranging between five and 25 years (expiring between 2013 and 2033) and provide for annual fixed increases in base rent. Revenues are recognized on a straight-line basis over the terms of the respective leases. The aggregate annual minimum future rental payments on the non-cancelable operating leases are as follows:

Year Ending December 31,	Amount
2013	$15,911,276
2014	15,693,295
2015	15,569,574
2016	15,334,426
2017	15,154,234
Thereafter	101,331,438
Total	$178,994,243

The minimum future rental payments represent the base rent required to be paid under the terms of the respective leases exclusive of future minimum lease payments for renewal options.
NOTE 4 – TENANT CONCENTRATION

During the three months ended March 31, 2013 and the year ended December 31, 2012, the Property’s highest tenant concentrations based on gross annualized rental revenues were as follows:

	Percentage of Total Gross Annualized Rental Revenues
	For the Three Months Ended	For the Year Ended
Tenant	March 31, 2013	December 31, 2012
Home Depot U.S.A., Inc.	29%	29%
Toys “R” Us - Delaware, Inc.	10%	11%
	39%	40%

If any of the tenants above were to default on their leases, the future revenue of the Property would be materially and adversely impacted.
NOTE 5 – COMMITMENTS AND CONTINGENCIES
Litigation
The Property may be subject to legal claims in the ordinary course of business. The Company is not aware of any pending legal proceedings of which the outcome is reasonably possible to have a material effect on the Property’s results of operations.
Environmental Matters
In connection with the ownership and operation of real estate, the Property may be potentially liable for costs and damages related to environmental matters. The Property has not been notified by any governmental authority of any non-compliance, liability, or other claim. The Company is not aware of any other environmental matters which it believes are reasonably possible to have a material effect on the Property’s results of operations.

COLE CREDIT PROPERTY TRUST IV, INC.
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (Unaudited)
As of March 31, 2013
(in thousands, except share and per share amounts)

The following Pro Forma Condensed Consolidated Balance Sheet (Unaudited) is presented as if the Company had acquired the Property on March 31, 2013.
This Pro Forma Condensed Consolidated Balance Sheet (Unaudited) should be read in conjunction with the Company’s historical financial statements and notes thereto for the three months ended March 31, 2013, as presented in its Quarterly Report on Form 10-Q, filed with the SEC on May 14, 2013. The Pro Forma Condensed Consolidated Balance Sheet (Unaudited) is not necessarily indicative of what the Company’s actual financial position would have been had it completed the above acquisition on March 31, 2013, nor does it purport to represent its future financial position. This Pro Forma Condensed Consolidated Balance Sheet (Unaudited) only includes the impact of the acquisition of the Property, which is considered to be a significant property acquisition pursuant to SEC Rule 3-14 of Regulation S-X.

	March 31, 2013 As Reported	Acquisition Pro Forma Adjustments		Pro Forma as of March 31, 2013
	(a)
ASSETS
Investment in real estate assets:
Land	$184,301	$67,596	(b)	$251,897
Buildings and improvements, net	442,808	108,203	(b)	551,011
Acquired intangible lease assets, net	79,525	30,828	(b)	110,353
Total investment in real estate assets, net	706,634	206,627		913,261
Cash and cash equivalents	8,962	(5,489)	(c)	3,473
Restricted cash	344	—		344
Rents and tenant receivables, net	2,813	—		2,813
Property escrow deposits and other assets	11,849	—		11,849
Deferred financing costs, net	5,528	738	(d)	6,266
Total assets	$736,130	$201,876		$938,006
LIABILITIES AND STOCKHOLDERS’ EQUITY
Borrowing facilities and note payable	$338,478	$123,000	(e)	$461,478
Accounts payable and accrued expenses	3,678	—		3,678
Escrowed investor proceeds	344	—		344
Due to affiliates	5,332	—		5,332
Acquired below market lease intangibles, net	12,143	3,527	(b)	15,670
Distributions payable	2,273	—		2,273
Deferred rental income and other liabilities	2,489	—		2,489
Total liabilities	$364,737	$126,527		$491,264
Commitments and contingencies
Redeemable common stock	4,408	—		4,408
STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 10,000,000 shares authorized, none issued and outstanding	—	—		—
Common stock, $0.01 par value; 490,000,000 shares authorized, 44,931,757 shares issued and outstanding	449	88	(f)	537
Capital in excess of par value	395,241	79,868	(f)	475,109
Accumulated distributions in excess of earnings	(28,705)	(4,607)	(g)	(33,312)
Total stockholders’ equity	366,985	75,349		442,334
Total liabilities and stockholders’ equity	$736,130	$201,876		$938,006

See accompanying notes to pro forma condensed consolidated financial statements (unaudited).

COLE CREDIT PROPERTY TRUST IV, INC.
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Unaudited)
For the Three Months Ended March 31, 2013
(in thousands, except share and per share amounts)

The following Pro Forma Condensed Consolidated Statement of Operations (Unaudited) is presented as if the Company had acquired the Property on January 1, 2012.
This Pro Forma Condensed Consolidated Statement of Operations (Unaudited) should be read in conjunction with the Company’s historical financial statements and notes thereto for the three months ended March 31, 2013, as presented in its Quarterly Report on Form 10-Q, filed with the SEC on May 14, 2013. The Pro Forma Condensed Consolidated Statement of Operations (Unaudited) is not necessarily indicative of what the Company’s actual results of operations would have been had it completed the above acquisition on January 1, 2012, nor does it purport to represent its future operations. This Pro Forma Condensed Consolidated Statement of Operations (Unaudited) only includes the impact of the acquisition of the Property, which is considered to be a significant property acquisition pursuant to SEC Rule 3-14 of Regulation S-X.

	For the Three Months Ended March 31, 2013 As Reported	Acquisition Pro Forma Adjustments		Pro Forma for the Three Months Ended March 31, 2013
	(a)
Revenues:
Rental and other property income	$10,520	$3,854	(b)	$14,374
Tenant reimbursement income	885	1,373	(c)	2,258
Total revenue	11,405	5,227		16,632

Expenses:
General and administrative expenses	995	—		995
Property operating expenses	1,037	1,116	(d)	2,153
Advisory fees and expenses	1,189	381	(e)	1,570
Acquisition related expenses	5,639	—		5,639
Depreciation	2,431	767	(f)	3,198
Amortization	1,169	498	(f)	1,667
Total operating expenses	12,460	2,762		15,222
Operating (loss) income	(1,055)	2,465		1,410

Other expense:
Interest expense and other	(2,740)	1,192	(g)	(1,548)
Total other expense	(2,740)	1,192		(1,548)
Net (loss) income	$(3,795)	$3,657		$(138)
Weighted average number of common shares outstanding:
Basic and diluted	37,467,360	8,786,396	(h)	46,253,756
Net loss per common share:
Basic and diluted	$(0.10)			$(0.00)

See accompanying notes to pro forma condensed consolidated financial statements (unaudited).

COLE CREDIT PROPERTY TRUST IV, INC.
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Unaudited)
For the Year Ended December 31, 2012
(in thousands, except share and per share amounts)

The following Pro Forma Condensed Consolidated Statement of Operations (Unaudited) is presented as if the Company had acquired the Property on January 1, 2012.

This Pro Forma Condensed Consolidated Statement of Operations (Unaudited) should be read in conjunction with the Company’s historical financial statements and notes thereto for the year ended December 31, 2012, as presented in its Annual Report on Form 10-K, filed with the SEC effective as of March 29, 2013. The Pro Forma Condensed Consolidated Statement of Operations (Unaudited) is not necessarily indicative of what the Company’s actual results of operations would have been had it completed the above acquisition on January 1, 2012, nor does it purport to represent its future operations. On April 13, 2012, the Company issued approximately 308,000 shares of common stock in its initial public offering and commenced principal operations. Prior to such date, the Company was considered a development stage company. This Pro Forma Condensed Consolidated Statement of Operations (Unaudited) only includes the impact of the acquisition of the Property, which is considered to be a significant property acquisition pursuant to SEC Rule 3-14 of Regulation S-X.

	For the Year Ended December 31, 2012 As Reported	Acquisition Pro Forma Adjustments		Pro Forma for the Year Ended December 31, 2012
	(a)	(b)
Revenues:
Rental and other property income	$7,303	$14,977	(c)	$22,280
Tenant reimbursement income	534	4,109	(d)	4,643
Total revenue	7,837	19,086		26,923

Expenses:
General and administrative expenses	1,502	—		1,502
Property operating expenses	553	4,740	(e)	5,293
Advisory fees and expenses	812	1,523	(f)	2,335
Acquisition related expenses	14,371	—		14,371
Depreciation	1,743	3,069	(g)	4,812
Amortization	871	1,993	(g)	2,864
Total operating expenses	19,852	11,325		31,177
Operating income	(12,015)	7,761		(4,254)

Other expense:
Interest expense and other	(1,728)	4,766	(h)	3,038
Total other expense	(1,728)	4,766		3,038
Net (loss) income	$(13,743)	$12,527		$(1,216)
Weighted average number of common shares outstanding:
Basic and diluted	8,578,494	8,786,396	(i)	17,364,890
Net loss per common share:
Basic and diluted	$(1.60)			$(0.07)

See accompanying notes to pro forma condensed consolidated financial statements (unaudited).

COLE CREDIT PROPERTY TRUST IV, INC.
NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
March 31, 2013

Notes to Pro Forma Condensed Consolidated Balance Sheet (Unaudited) as of March 31, 2013

a.	Reflects the Company’s historical balance sheet as of March 31, 2013.

b.	Reflects the preliminary allocation of the $203.1 million purchase price related to the acquisition of the Property. The purchase price allocation is preliminary and is subject to change.

c.
Represents cash paid for costs incurred to complete the Property acquisition, including title, legal, accounting and other related costs, as well as the acquisition fee of approximately $4.1 million, or 2% of the purchase price, that was paid to an affiliate of the Company’s advisor, and a portion of the purchase price.

d.	Represents the Company’s related loan costs incurred on the note payable to finance the purchase of the Property.

e.
Represents the Company’s borrowings incurred on a note payable to finance the purchase of the Property. The note payable bears interest at a rate of 3.815% and has a anticipated repayment date of May 1, 2023.

f.
Represents the issuance of common shares required to generate sufficient offering proceeds to fund the purchase of the Property, as the Company had insufficient capital to acquire the Property on March 31, 2013, as reflected in the Pro Forma Condensed Consolidated Balance Sheet (Unaudited).

g.
Adjustment reflects the effect of expensing acquisition-related costs as required under GAAP. The amount represents costs incurred to complete the Property acquisition, including title, legal, accounting and other related costs.

Notes to Pro Forma Condensed Consolidated Statement of Operations (Unaudited) for the Three Months Ended March 31, 2013

a.	Reflects the Company’s historical results of operations for the three months ended March 31, 2013.

b.	Represents the straight-line rental revenue and amortization of the acquired intangible lease assets and liabilities in accordance with the respective lease agreements of the Property.

c.	Reflects the tenant reimbursement income for the Property based on historical operating results of the Property.

d.	Reflects the property operating expenses for the Property based on historical operating results of the Property.

e.
Reflects the advisory fee, calculated based on an annual rate of 0.75% of the Company’s average invested assets, payable to an affiliate of the Company’s advisor. The advisory fee was calculated based on the purchase price of the Property.

f.
Represents depreciation and amortization expenses for the Property. Depreciation and amortization expenses are based on the Company’s preliminary purchase price allocation. Real estate assets, other than land, are depreciated or amortized on a straight-line basis. The estimated useful lives of the Company’s real estate assets by class are generally as follows:

Building	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term

g.	Represents interest expense and deferred financing cost amortization associated with the borrowings on the note payable incurred to finance the acquisition of the Property.

h.
Represents the weighted average common shares required to generate sufficient offering proceeds to fund the purchase of the Property because the Company had insufficient capital to acquire the Property on January 1, 2012, as reflected in the pro forma results of operations. The calculation assumes the common shares were issued on January 1, 2012.

COLE CREDIT PROPERTY TRUST IV, INC.
NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) - (continued)
March 31, 2013

Notes to Pro Forma Condensed Consolidated Statement of Operations (Unaudited) for the Year Ended December 31, 2012

a.	Reflects the Company’s historical results of operations for the year ended December 31, 2012.

b.
In connection with the purchase of the Property, the Company incurred $4.6 million of acquisition related transaction costs, which have been excluded from the pro forma results of operations for the year ended December 31, 2012, as these amounts represent non-recurring charges.

c.	Represents the straight-line rental revenue and amortization of the acquired intangible lease assets and liabilities in accordance with the respective lease agreements for the Property.

d.	Reflects the tenant reimbursement income for the Property based on historical operating results of the Property.

e.	Reflects the property operating expenses for the Property based on historical operating results of the Property.

f.
Reflects the advisory fee, calculated based on an annual rate of 0.75% of the Company’s average invested assets, payable to an affiliate of the Company’s advisor. The advisory fee was calculated based on the purchase price of the Property.

g.
Represents depreciation and amortization expenses for the Property. Depreciation and amortization expenses are based on the Company’s preliminary purchase price allocation. Real estate assets, other than land, are depreciated or amortized on a straight-line basis. The estimated useful lives of the Company’s real estate assets by class are generally as follows:

Building	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term

h.	Represents interest expense and deferred financing cost amortization associated with the borrowings on the note payable incurred to finance the acquisition of the Property.

i.
Represents the weighted average common shares required to generate sufficient offering proceeds to fund the purchase of the Property because the Company had insufficient capital to acquire the Property on January 1, 2012, as reflected in the pro forma results of operations. The calculation assumes the common shares were issued on January 1, 2012.

CCPT 4-SUP-06B